[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                  Acergy S.A. awarded $670 million contract in
                                deepwater Angola

London, England - November 29, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a contract valued at approximately $670 million for the engineering, procurement, fabrication and installation of an export line, rigid in-field pipelines, riser, manifolds and control umbilicals offshore Angola in water depths from 20 to 1,200 metres.

Fabrication will be undertaken at the Sonamet yard in Lobito. Offshore installation is scheduled to commence in the fourth quarter of 2008, using the Acergy Polaris and the Polar Queen.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:

Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.